Exhibit 99.1

Hexindai Diversifies Funding Sources by Partnering with Bohai International Trust

BEIJING, Jan. 11, 2019 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it has established a partnership with Bohai International Trust Co. Ltd. (“Bohai International Trust”), a leading trust company in China, as part of its strategy to diversify and expand its funding sources from individuals to institutional investors.

Under the terms of the agreement, Bohai International Trust will facilitate personal credit loans through a designated trust for an initial aggregate principal amount of RMB300 million to borrowers referred by Hexindai. The initial term of the agreement is five years. Hexindai will carefully evaluate borrowers using its advanced risk management and credit assessment capabilities before referring them to Bohai International Trust who will conduct a second credit assessment before funds are distributed. Hexindai will receive service fee revenues from Bohai International Trust for borrower referral, credit assessment services, and assistance in the loan facilitation process.

“Our partnership with Bohai International Trust is a significant step in our strategy to diversify our funding sources with the addition of institutional investors,” said Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “We are excited to begin working with Bohai International Trust to realize major strategic business synergies by leveraging our combined credit assessment capabilities to target our core demographic of borrowers, those seeking medium-sized consumer credit loans with loan terms of 36 months. To further strengthen deterrence against fraud and defaults, all defaulters will be reported to the Credit Reference Center of the People’s Bank of China, which operates and maintains a database of personal credit reports. With a diversified funding structure and reduced funding costs, we will have greater corporate flexibility to weather fluctuations in the market and better serve our customers.”

About Bohai International Trust

Founded in 1983 and based in Shijiazhuang, Hebei Province, Bohai International Trust is the only non-bank financial institution focused on the trust business in the province. Bohai International Trust’s business covers fund trusts, chattel trusts, real estate trusts, securities trusts, property trusts, investment funds, enterprise asset restructuring, M&A and project financing, wealth management, and financial consulting across a variety of industries including real estate, commerce, and financial services.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit http://ir.hexindai.com/

For investor inquiries, please contact:

Hexindai

Investor Relations

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com